Exhibit 99.1

Ambow Expects to File 20-F

BEIJING, May 1, 2012 — Ambow Education Holding Ltd. (“Ambow” or the “Company”) (NYSE: AMBO), a leading national provider of educational and career enhancement services in China, today announced that it has filed with the United States Securities and Exchange Commission, Form 12b-25 Notification of Late Filing for its Annual Report on Form 20-F for the year ended December 31, 2011. The Form 12b-25 will allow the Company an additional 15 calendar days to file the Form 20-F which is otherwise due on April 30, 2012. The Company expects to be able to file by May 15, 2012, which is within the additional time allowed by the Form 12b-25.

The Company’s 12b-25 filing with the SEC is accessible on the SEC’s website at http://www.sec.gov./ as well as on the Company’s Investor Relations website.

About Ambow Education Holding Ltd.

Ambow Education Holding Ltd. (NYSE: AMBO) is a leading national provider of educational and career enhancement services in China, offering high-quality individualized services and products. Ambow has two business divisions: “Better Schools,” which includes tutoring centers and K-12 schools; and “Better Jobs,” which includes career enhancement centers and colleges. With its extensive network of regional service hubs complemented by a dynamic proprietary learning platform and distributors, Ambow provides its services and products to students in 30 out of the 31 provinces and autonomous regions within China.

Forward Looking Statements

Certain statements in this press release, including statements regarding the expected timing of the Company’s filing of its annual report on Form 20-F for the year ended December 31, 2011, are forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995.  The Company uses words such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target” and similar expressions to identify forward-looking statements, although not all forward-looking statements contain these words. These forward-looking statements are based on management’s current expectations and involve risks and uncertainties, and actual results could differ materially from those contained in any forward-looking statement.  Potential risks and uncertainties include that the compilation and review of the information required to be included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2011 has not yet been completed as well as other factors that could affect the Company’s results included from time to time in the Company’s filings and reports with the Securities and Exchange Commission, including without limitation the risks described under the heading “Risk Factors” in the Company’s latest annual report on Form 20-F for the year ended December 31, 2010 filed with the Securities and Exchange Commission on April 14, 2011 and in the Company’s Current Reports on Form 6-K.

Other unknown or unpredictable factors also could have material adverse effects on the Company’s results.  In light of these risks, uncertainties and factors, you are cautioned not to place undue reliance on forward-looking statements.  The Company disclaims any obligation to update information contained in forward-looking statements, whether as a result of new information, future events or otherwise.

For investor and media inquiries please contact:

Ms. Mandy Li

IR Manager

Ambow Education Holding Ltd.

Tel: +86-10-6206-8130

Email: ir@ambow.com